Exhibit 1
Tramford International Limited
Nominating Committee Charter
Purposes
The Nominating Committee of the Board of Directors of Tramford International Limited (the “Company”) (a) identifies individuals qualified to become Board members, (b) recommends to the Board candidates to fill Board vacancies and newly-created director positions, (c) recommends whether incumbent directors should be nominated for re-election to the Board upon the expiration of their terms, and (d) oversees the evaluation of the Board’s performance.
Composition
Size. The size of the Committee shall be determined by the Board, but it always must have at least three members.
Qualifications. Each Committee member will be “independent” under the rules of the Nasdaq Stock Market. Desirable qualifications for Committee members include experience in any of the following areas: (i) corporate governance, (ii) business management, (iii) personnel or human resources management and (iv) organizational behavior.
Selection. The Board selects Committee members based on recommendations of the Committee. The Committee will select a Committee Chairman from among its members. Each Committee member will serve at the pleasure of the Board for such term as the Board may decide or until such Committee member is no longer a Board member. Committee members may be replaced by the Board at any time.
Duties and Responsibilities
The Committee has the following duties and responsibilities:
1. Identify New Director Candidates. The Committee shall identify individuals believed to be qualified to become Board members and recommend candidates to the Board to fill new or vacant positions. In recommending candidates, the Committee shall consider such factors as it deems appropriate. These factors may include independence, judgment, skill, diversity, integrity, experience with businesses and other organizations, the interplay of the candidate’s experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. The Committee also shall review the qualifications of, and make recommendations to the Board regarding, director nominations submitted to the Company in accordance with the Company’s Articles of Association or otherwise.

2. Evaluate Incumbent Directors. The Committee shall evaluate whether an incumbent director should be nominated for re-election to the Board upon expiration of such director’s term. The Committee will use the same factors established for new director candidates to make its evaluation and also will take into account the incumbent director’s performance as a Board member.

3. Recommended Committee Members. The Committee shall recommend candidates for appointment to the Company’s standing committees in accordance with the policies and principles in the committees’ charters or authorizing resolutions and taking into consideration such other factors as it deems appropriate including business experience and the interplay of the candidate’s experience with that of the other committee members.

4. Assist in Succession Planning. At least annually, the Committee shall report to the Board on succession planning, which shall include appropriate contingencies in case the Chief Executive Officer of the Company (the “CEO”) retires, resigns or is incapacitated. The Committee shall assist the Board in evaluating potential successors to the CEO.

5. Recommendations as to the Board. The Committee shall make recommendations regarding the appropriate size of the Board.

6. Board Reports. At least annually, the Committee shall report its activities to the Board and in such manner and at such times as the Committee or the Board deems appropriate. This report shall include the Committee’s assessment of the Board’s performance and procedures.

7. Other Delegated Duties or Responsibilities. The Committee shall perform any other duties or responsibilities delegated to the Committee by the Board from time to time.
Meetings
The Committee will meet in person or telephonically as frequently as necessary to carry out its responsibilities under this Charter. The Committee Chairman shall, in consultation with the other members of the Committee and appropriate officers of the Company, establish the agenda for each Committee meeting. Each Committee member may submit items to be included on the agenda. Committee members may also raise subjects that are not on the agenda at any meeting. The Committee Chairman or a majority of the Committee members may call a meeting of the Committee at any time. A majority of the number of Committee members selected by the Board shall constitute a quorum for conducting business at a meeting of the Committee. The act of a majority of Committee members present at a Committee meeting at which a quorum is in attendance shall be the act of the Committee, unless a greater number is required by law, the Company’s certificate of incorporation or its by-laws. Any Committee member may be excused from a meeting to permit the remaining members of the Committee to act on any matter in which such member’s participation is not appropriate, and such member’s absence shall not destroy the quorum for the meeting. The Committee also may take action by unanimous written consent. The Committee Chairman, or such other person as the committee members may appoint for the purposes of a particular meeting, shall supervise the conduct of the meetings and shall have other responsibilities which the Committee may designate from time to time.
The Committee may request any officer or employee of the Company, or any representative of the Company’s advisors, to attend a meeting or to meet with any members or representatives of the Committee.
Resources and Authority
The Committee shall have appropriate resources and authority to discharge its responsibilities, including appropriate funding in such amount as the Committee deems necessary, to compensate any consultants and any independent advisors retained by the Committee. The Committee shall have the sole authority to engage and terminate search firms to assist in the identification of director candidates and the sole authority to set the fees and other retention terms of such search firms. The Committee may also retain independent counsel and other independent advisors to assist it in carrying out its responsibilities.
Annual Review
At least annually, the Committee shall (a) review this Charter with the Board and recommend any changes to the Board and (b) evaluate its performance against the requirements of this Charter and review this evaluation with the Board. The Committee shall conduct its review and evaluation in such manner as it deems appropriate.
July 28, 2005